CITADEL CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	473,865
Cash segregated under federal regulation		28,100
Securities borrowed		25,140,310
Collateral held under securities loan agreements		13,046,641
Receivable from brokers, dealers, and clearing organizations		172,266
Other assets		7,240
Receivable from affiliated customer		894
Total assets	$	38,869,316

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	30,436,927
Securities sold under agreements to repurchase		7,907,863
Payable to brokers and dealers		1,721
Clearance and regulatory fees payable		2,714
Payable to affiliated customers		5,398
Payable to affiliate		605
Other liabilities		412
Total liabilities		38,355,640
Member's capital		513,676
Total liabilities and member's capital	$	38,869,316

See notes to statement of financial condition.